UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

The St. Joe Company

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

790148100

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February l3, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 16,257,687

8) Shared Voting Power 16,257,687

9) Sole Dispositive Power 16,257,687

10) Shared Dispositive Power 16,257,687

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,257,687

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 21.4%

14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Nemours Foundation

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 1,668,478

8) Shared Voting Power 1,668,478

9) Sole Dispositive Power 1,668,478

10) Shared Dispositive Power 1,668,478

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,478

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 2.2%

14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 19,140

8) Shared Voting Power 17,926,165

9) Sole Dispositive Power 19,140

10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,945,305

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 50,500
8) Shared Voting Power 17,926,165
9) Sole Dispositive Power 50,500
10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,976,665

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.7%

14)	Type of Reporting Person (See Instructions) BK

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 4,001

8) Shared Voting Power 17,926,165

9) Sole Dispositive Power 4,001

10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,930,166

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 9,850

8) Shared Voting Power 17,926,165

9) Sole Dispositive Power 9,850

10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,936,015

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert H. Peyton

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 9,850

8) Shared Voting Power 17,926,165

9) Sole Dispositive Power 9,850

10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,936,015

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Porter, III

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 0

8) Shared Voting Power 17,926,165

9) Sole Dispositive Power 0

10) Shared Dispositive Power 17,926,165

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,926,165

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 1,500

8) Shared Voting Power 17,972,665

9) Sole Dispositive Power 1,500

10) Shared Dispositive Power 17,972,665

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,974,115

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 23.6%

14)	Type of Reporting Person (See Instructions) IN

Items 4, 5, 6 and 7 are amended as set forth below.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden, Lord and Thornton are directors on the Issuer’s Board of Directors which has ten members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, except that pursuant to Amendment No. 4 dated as of December 30, 2003 (“Amendment No. 4”) to the Registration Rights Agreement, dated as of December 16, 1997 (as amended, the “Registration Rights Agreement”), between the Issuer and the Trust, at the February 2004 meeting of the Issuer’s Board of Directors these three Trust directors and the Trust supported the election of two additional non-Trust directors to the Issuer’s Board of Directors. In addition, Amendment No. 4 also provides that on the fifth business day after the Trust’s beneficial ownership of the Common Stock is less than 20% of the issued and outstanding shares, that number of Trust directors will resign from the Board so that the number of Trust directors will not exceed two.

On February 7, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement with the Issuer. Such agreement was renewed for additional 90-day periods on May 19, 2003 and August 23, 2003. The August 23, 2003 renewal agreement continued to November 10, 2003 and called for the Trust or the Foundation to sell to the Issuer each Monday a number of shares equal to 0.9 times the amount of shares that the Issuer purchased from the public during the previous week. Effective November 10, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement (the “November Agreement”) with the Issuer. The agreement calls for the Trust to sell to the Issuer each Monday a number of shares equal to 0.47 (the “Share Multiplier”) times the amount of shares that the Issuer purchased from the volume public during the previous week, if any, at a price equal to the weighted average price, excluding commissions, paid by the Issuer for shares purchased from the public during that week, provided that such volume weighted average price is at least $30.00 (the “Floor Price”). Effective February 7, 2004, the November Agreement was renewed for 90 days and the Share Multiplier was changed to 0.46 and the Floor Price was changed to $37.00.

On December 31, 2003, the Issuer filed a registration statement (the “Registration Statement”) in connection with the offering of up to 6 million shares of Common Stock by the Trust from time to time. On February 10, 2004, the Trust entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and the Underwriter named therein relating to a secondary offering (the “Secondary Offering”) with respect to 6,000,000 shares of Common Stock. The closing under the Underwriting Agreement occurred on February 13, 2004.

The Trust sold the shares of the Common Stock in the Secondary Offering in order to diversify the Trust’s assets. In the future, the Trust intends to sell additional shares of Common Stock, but it has agreed with the underwriters that it will not, subject to customary exemptions, effect any sales of Common Stock, except to the Company, for a period of 120 days from the date of the prospectus supplement (February 10, 2004) relating to the Secondary Offering, without the prior written consent of Morgan & Stanley & Co. Incorporated. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer’s stock repurchase program, registered offerings including underwritten offerings or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer’s prospects and general economic conditions.

Upon the sale of all or substantially all of the shares under the Registration Statement and the receipt of a demand under the Registration Rights Agreement, the Issuer has agreed in Amendment No. 4 to file a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the sale by the Trust, from time to time, of up to 12 million shares of Common Stock plus any unsold shares under the Registration Statement. The Trust has agreed that such registration statement will include disclosure as to the Trust’s then present intention to hold substantially all of the shares remaining after the sale of the

Shares covered by such registration statement for the future, subject to the reevaluation of this intent as a result of changes in market or general economic conditions or other considerations. The Trust’s exercise of a demand for such registration statement and the timing and amount of sales by the Trust pursuant to such registration statement is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer’s prospects and general economic conditions.

As stated in Item 2, Messrs. Durden, Lord and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust beneficially owned 16,257,687 shares of the Common Stock, which represented 21.4% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 1,668,478 shares of Common Stock of the Issuer, which represented 2.2% of the outstanding Common Stock of the Issuer. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton has beneficial ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 46,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord has the right to acquire, 9,850 shares of the Common Stock of the Issuer, Herbert H. Peyton has the right to acquire 9,850 shares of the Common Stock of the Issuer, Hugh M. Durden has the right to acquire 4,001 shares of the Common Stock of the Issuer and Winfred L. Thornton has the right to acquire 15,669 shares of the Common Stock of the Issuer. In addition, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 50,500 shares of Common Stock of the Issuer held in fiduciary and investment capacities. The number of shares owned by each of the foregoing individuals and Wachovia Bank, N.A., individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 16,257,687 shares of Common Stock of the Issuer owned by the Trust and the 1,668,478 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 45,000 shares of Common Stock of the Issuer he beneficially owns. In addition to the shares held by the Trust and Foundation, Wachovia Bank, N.A., has sole voting and dispositive power over 50,500 shares of Common Stock of the Issuer.

(c) In the sixty days prior to the filing of this Schedule 13D, the Trust closed on the following transactions in the Issuer’s Common Stock:

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
12/08/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	8,460	$34.9077 per share; $295,319.14 in transaction	22,297,402
12/15/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	4,700	$34.7359 per share; $163,258.73 in transaction	22,292,702
12/22/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	4,700	$35.9886 per share; $169,146.42 in transaction	22,288,002
12/29/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	3,760	$36.412 per share; $136,909.12 in transaction	22,284,242
1/05/04	Sale to Issuer as part of Issuer’s Stock Repurchase Program	3,760	$37.5728 per share; $141,273.72 in transaction	22,280,482
1/12/04	Sale to Issuer as part of Issuer’s Stock Repurchase Program	11,985	$37.0766 per share; $444,363.05 in transaction	22,268,497
1/19/04	Sale to Issuer as part of Issuer’s Stock Repurchase Program	10,810	$37.2484 per share; $402,655.20 in transaction	22,257,687
2/04	Sale pursuant to Secondary Offering	6,000,000	$38.80 per share; $232,800,000 in transaction	16,257,687

Item 7. Material To Be Filed As Exhibits

1.	Registration Rights Agreement between The St. Joe Company (the “Issuer”) and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the Issuer’s Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

2.	Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (file 333-89146)).

3.	Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1 (File 333-89146)).

4.	Amendment No. 3 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated September 5, 2003 (incorporated by reference to Exhibit 4.4 of the Issuer’s registration statement on Form S-3/A (File No. 333-108292)).

5.	Amendment No. 4 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated as of December 30, 2003 (incorporated by reference to Exhibit 4.5 of the Issuer’s registration statement on Form S-3 (File No. 333-111658)).

6.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated February 7, 2003 (incorporated by reference to Exhibit 99.03 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003).

7.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated May 19, 2003 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D-A filed with the SEC on September 5, 2003).

8.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated August 12, 2003 (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D-A filed with the SEC on September 5, 2003).

9.	Agreement among Reporting Persons dated June 28, 2002 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D-A filed with the SEC on June 28, 2003).

10.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated November 6, 2003 (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2003).

11.	Letter Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated February 6, 2004 is filed herewith.

12.	Underwriting Agreement dated February 10, 2004 among the Alfred I. duPont Testamentary Trust, the Issuer and the Underwriters named therein is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alfred I. duPont Testamentary Trust

February 13, 2004	/s/ Winfred L. Thornton
Winfred L. Thornton
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Nemours Foundation

February 13, 2004	/s/ William T. Thompson, III
William T. Thompson, III
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wachovia Bank, N.A., as Corporate Trustee

February 13, 2004	/s/ Charlotte A. Borland
Charlotte A. Borland
Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ Hugh M. Durden
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ John S. Lord
John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ Herbert H. Peyton
Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ John F. Porter, III
John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ William T. Thompson, III
William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ Winfred L. Thornton
Winfred L. Thornton